UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*


Centura Software Corporation, a California corporation
(Name of Issuer)
Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)
15640 W 103
(CUSIP Number)
February 27, 1998
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[]  Rule 13d-1(b)
[X] Rule 13d-1(c)
[]  Rule 13d-1(d)

Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G


CUSIP No. 15640 W 103


1  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON
Sterling Centura Software LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) []

3 SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5  SOLE VOTING POWER
3,424,528

6  SHARED VOTING POWER
-0-

7  SOLE DISPOSITIVE POWER
3,424,528

8  SHARED DISPOSITIVE POWER
-0-

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,424,528

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*   []

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.6%

12  TYPE OF REPORTING PERSON*
00

Item 1(a).  Name of Issuer:
Centura Software Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:
975 Island Drive
Redwood Shores, CA  94025

Item 2(a).  Name of Person Filing:
Sterling Centura Software LLC ("Sterling")

Item 2(b).  Address of Principal Business Office:
650 Dundee Rd., Suite 370
Northbrook, IL  60062

Item 2(c).  Citizenship:
Delaware

Item 2(d).  Title of Class of Securities:
Common Stock, $.01 Par Value Per Share
("Common Stock")

Item 2(e).  CUSIP Number
15640 W 103

Item 3.  Type of Person:
This statement is filed pursuant to Section 240.13d-1(c).

Item 4.  Ownership:
(a)  Amount Beneficially Owned:
3,424,528

(b)  Percent of Class:
11.6%

(c)    Number of shares as to which person has:
(i)    sole power to vote or to direct the vote:  3,424,528
(ii)   shared power to vote or to direct the vote:  -0-
(iii)  sole power to dispose or to direct the disposition of:
3,424,528
(iv)  shared power to dispose or to direct the disposition of:  -0-

Item 5.  Ownership of Five Percent or less of a Class:
N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person:
N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company:
N/A

Item 8.  Identification and Classification of Members of the Group:
N/A

Item 9.  Notice of Dissolution of Group:
N/A

Item 10.  Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 5, 1998
Date
/s/ THOMAS R. LUBIN
Signature
Managing Member
Name/Title